Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with International Financial Reporting Standards (IFRS) and Canadian GAAP, as applicable, for the six months ended April 30, 2013 and five-year period ended October 31, 2012:

	IFRS			Canadian GAAP
	Six months ended April 30, 2013	Year ended October 31, 2012	Year ended October 31, 2011	Year ended October 31,
				2010	2009	2008
Excluding Interest on Deposits	5.53	4.81	3.47	3.55	3.28	2.51
Including Interest on Deposits	2.34	2.12	1.84	1.90	1.60	1.37

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries – IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

	IFRS			CDN GAAP
	6 months ended April 30 2013	Year ended October 31 2012	Year ended October 31 2011	Year ended October 31
				2010	2009	2008
(Canadian dollars in millions)

Excluding Interest on Deposits
Net Income before income taxes	$5,337	$9,617	$8,191	$6,968	$5,526	$6,005

Less: Income/(loss) from equity investees (Note 1)	(4)	(24)	9	55	4	(42)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,093	$2,353	$3,164	$2,605	$2,275	$3,826
Estimated interest within rental expense	83	162	156	149	146	129

Total fixed charges	1,176	2,515	3,320	2,754	2,421	3,955

Preferred dividend requirements (Note 2)	172	329	326	338	325	131	Note 2

Fixed charges and preferred dividends	1,348	2,844	3,645	3,092	2,746	4,086

Earnings	6,509	12,108	11,520	9,777	7,951	9,918

Ratio of earnings to fixed charges	5.53	4.81	3.47	3.55	3.28	2.51

Ratio of earnings to fixed charges and preferred dividends	4.83	4.26	3.16	3.16	2.90	2.43

Including Interest on Deposits
Net Income before income taxes	$5,337	$9,617	$8,191	$6,968	$5,526	$6,005

Less: Income/(loss) from equity investees (Note 1)	(4)	(23)	9	55	4	(42)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$3,902	$8,403	$9,626	$7,696	$9,037	$15,984
Estimated interest within rental expense	83	162	156	149	146	129

Total fixed charges	3,985	8,565	9,782	7,845	9,183	16,113

Preferred dividend requirements (Note 2)	172	329	328	338	325	131	Note 2

Fixed charges and preferred dividends	4,157	8,894	10,110	8,183	9,508	16,244

Earnings	9,318	18,159	17,982	14,868	14,713	22,076

Ratio of earnings to fixed charges	2.34	2.12	1.84	1.90	1.60	1.37

Ratio of earnings to fixed charges and preferred dividends	2.24	2.04	1.78	1.82	1.55	1.36

Note (1)	2013	2012	2011	2010	2009	2008

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	7,609	23,904	(8,890)	(54,684)	(3,922)	41,695
JV
(proportionate consolidation Cdn GAAP)	—	—	—	—	(1)	—

	7,609	23,904	(8,890)	(54,684)	(3,923)	41,695

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	129	258	258	258	233	101
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	75.1%	78.4%	78.7%	76.4%	71.6%	77.2%

Preferred Dividend Requirement	172	329	328	338	325	131

Effective Tax Rate	24.9%	21.6%	21.3%	23.6%	28.4%	22.8%